UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Fourth Quarter Results 2025

Azul Successfully Emerges from its Comprehensive Restructuring Process and Reports Outstanding 4Q25 Results

São Paulo, March 27, 2026 – Azul S.A., “Azul” (B3:AZUL53, OTC:AZLUY), the largest airline in Brazil by number of cities served, announces today its results for the fourth quarter of 2025 (“4Q25”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights

4Q25 Highlights¹	4Q25	4Q24	% Δ	2025	2024	% Δ
Total operating revenue (R$ million)	5,799.9	5,545.5	4.6%	21,873.7	19,526.2	12.0%
Operating income (R$ million)	1,420.3	1,238.6	14.7%	3,641.2	3,507.7	3.8%
Operating margin (%)	24.5%	22.3%	+2.2 p.p.	16.6%	18.0%	-1.3 p.p.
EBITDA (R$ million)	2,138.2	1,950.5	9.6%	6,654.6	6,071.7	9.6%
EBITDA margin (%)	36.9%	35.2%	+1.7 p.p.	30.4%	31.1%	-0.7 p.p.
ASK (million)	12,460	12,330	1.1%	50,908	46,292	10.0%
RASK (R$ cents)	46.55	44.98	3.5%	42.97	42.18	1.9%
PRASK (R$ cents)	42.86	41.72	2.7%	39.74	39.15	1.5%
Yield (R$ cents)	50.40	49.54	1.7%	47.79	47.97	-0.4%
CASK (R$ cents)	35.15	34.93	0.6%	35.81	34.60	3.5%
Fuel cost per liter (R$)	3.93	3.87	1.5%	4.00	4.21	-5.1%

¹ Operating results were adjusted for non-recurring items totaling R$782.9 million in 4Q25. For more information see page 9.

▪	4Q25 EBITDA reached an all-time record of R$2,138.2 million, increasing 9.6% year-over-year, representing a 36.9% margin. Operating income also hit an all-time record of R$1,420.3 million, increasing 14.7% and delivering a 24.5% margin.
▪	Operating revenue reached R$5.8 billion, a 4.6% year-over-year increase, supported by a consistently strong demand environment, strategic network adjustments, and the solid performance of our beyond-the-metal business units and ancillary revenues.
▪	RASK reached a record at R$46.55 cents in 4Q25, up 3.5% year-over-year, even with capacity growth. Our business units continued to make meaningful contributions to our revenues, accounting for 21.0% of RASK in the quarter.
▪	Capacity grew 1.1% year-over-year, driven primarily by an 11.8% increase in international operations. In the quarter, Azul transported 8 million passengers, in line with the same period last year. Passenger traffic measured in RPKs increased 2.1%, outpacing capacity growth and pushing load factor to a record 85.0%, 0.8 percentage points higher than in 4Q24.
▪	CASK in 4Q25 was R$35.15 cents, up 0.6% compared to 4Q24, mainly due to 4.3% annual inflation, a 1.5% increase in fuel price, and the increase in the number of legal claims related to irregular operations, partially offset by a 7.7% average appreciation of the Brazilian real, as well as several cost-reduction strategies already implemented as part of our restructuring process. In 4Q25, productivity measured in ASKs per FTE increased an impressive 5.7%, and fuel consumption per ASK dropped 1.3% year-over-year.

▪  Cash plus receivables was R$3.7 billion, up 22.4% versus 4Q24, representing 17.1% of the last twelve months’ revenues. In October, Azul accessed US$221 million of its US$1.6 billion DIP financing. Accounts receivable increased 53.4%, or R$947.4 million, from December 31, 2025, mainly driven by a deliberate strategic reduction in credit card receivable advances. As of December 31, 2025, Azul held almost R$2.0 billion in credit card receivables, representing an immediately accessible liquidity source.

▪	In February 2026, Azul successfully completed its U.S. Chapter 11 restructuring process, significantly strengthening its balance sheet, improving liquidity and cash generation, and materially reducing debt. Following emergence, the company’s net leverage stood below 2.5x (based on 2025 EBITDA and February 2026 net debt), positioning Azul for long-term sustainability and growth.

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Fourth Quarter Results 2025

Management Comments

We closed 2025 with another quarter of solid financial and operational performance, with a number of all-time records. These results highlight the positive outcome of our Chapter 11 restructuring, concluded in less than nine months as announced in our recent Material Fact dated February 20, 2026.This milestone was only possible because we entered the process already supported by Restructuring Support Agreements with key stakeholders, including existing bondholders, our largest lessor AerCap, and our strategic partners.

Through this comprehensive restructuring effort, we positioned Azul for long-term sustainable growth and significantly increased our financial resilience. With the support of our main stakeholders, including aircraft lessors, bondholders, and our strategic partners, Azul considerably strengthened its balance sheet, emerging with a net leverage ratio below 2.5x, mainly driven by the reduction of approximately R$6.7 billion in loans and financing and a reduction of more than R$9.8 billion in aircraft lease liabilities versus 2024.

More importantly, during this comprehensive restructuring, we were able to reduce our annual interest payments by 50% and our recurring lease payments by more than 30%, positioning us for sustainable cash flow generation and a continued deleveraging process.

We also increased our liquidity through the successful issuance of US$1.375 billion in Senior Notes – which was over 7x subscribed – and through equity issuances of US$850 million, providing a solid liquidity position upon emergence, with an additional US$100 milion to come upon regulatory approval.

Turning to our 4Q25 results, we reported another quarter of strong performance, reflecting disciplined execution of our business plan. Total revenue reached an all-time record, supported by healthy demand, effective pricing actions, and solid contributions from our beyond-the-metal business units.

EBITDA expanded to an all-time record of R$2.1 billion in the quarter with a margin of 36.9%, confirming once again our industry-leading profitability.

Our business units Azul Fidelidade, Azul Cargo, and Azul Viagens once again delivered outstanding performances and remain key drivers of diversification and incremental profitability. Each unit continued to grow double digits year-over-year, contributing meaningfully to our total revenue and EBITDA.

With the restructuring successfully completed, we enter 2026 better prepared than ever. With our improved balance sheet, disciplined capacity growth, and unique network – 80% of our routes have no direct competition – Azul has a meaningful ability to react to macroeconomic challenges such as the recent increase in fuel prices. We are diligently pursuing a number of operational actions to mitigate this increase and ensure Azul is the long-term winner in the region.

Our hubs are the most corporate-oriented in Brazil, our business units deliver the strongest premium spend in the market, and our entire fleet is covered under power-by-the-hour agreements, providing predictability in engine maintenance costs. With one of the lowest future aircraft commitments in the region and a world-class balance sheet, Azul is exposed to lower financial and operational risk than peers, who face significantly higher challenges with a higher committed growth, which hinder passing through operational cost increases, higher international exposure, and materially larger upcoming debt obligations.

We are extremely confident about the new Azul prospects. I would like to thank our customers, crew members, partners, creditors, and investors for their trust and support throughout this important phase, and we look forward to implementing our plan to deliver results which will create long-term value for all stakeholders.

John Rodgerson, CEO of Azul S.A.

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Fourth Quarter Results 2025

Recent Developments

On February 20, Azul announced the successful completion of its financial restructuring, a process designed to transform the Company’s capital structure through substantial deleveraging and enhanced cash generation.

We commenced the restructuring process with the support or four key creditors, including holders of our debt securities, our largest aircraft lessor AerCap, and strategic investors. The main outcomes of the process are summarized below:

•	Reduction of loans and financing by approximately RS$6.7 billion
•	Reduction of aircraft lease liabilities by nearly 46%
•	Estimated reduction of more than 50% in annual interest payments compared to pre-Chapter 11 capital structure
•	Estimated reduction of approximately one third in recurring aircraft leasing expenses
•	Capital raise of US$1.375 billion through the issuance of Senior Notes, with the transaction strongly supported by investors and demand more than 7x the original target amount
•	US$950 million in equity commitments, of which US$850 million have already been funded
•	Leverage of less than 2.5x in February 2026 upon emergence and implementation of the plan of reorganization (based on 2025 EBITDA and February 2026 net debt)

Below we present our illustrative post-restructuring position of loans, financing and lease liabilities reflecting the effects of the implementation of the restructuring in 1Q26:

Post-restructuring Capitalization[1] (R$ million)	4Q25	Adjustments	Pro-forma
Unsecured Notes	429	(429)	-
Secured Notes	9,415	(9,415)	-
DIP	9,595	(9,595)	-
Exit Notes	-	6,976	6,976
Other Debt	2,962	(893)	2,070
Local Debentures	658	(197)	462
Total Loans and Financing	23,060	(13,552)	9,507
Lease Liabilities	12,532	(1,000)	11,532
Lessor Notes	179	(179)	-
Total Lessor Obligations	12,711	(1,179)	11,532
Total Debt	35,771	(14,731)	21,039

¹ Numbers are preliminary and have not been audited by its independent auditors

With this debt reduction, Azul’s leverage drops significantly from 4.8x in 4Q25 to less than 2.5x, as demonstrated below:

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Fourth Quarter Results 2025

Also, the transactions described herein enable Azul to significantly increase its cash generation by reducing its interest and lease payments by more than and estimated US$400 million in 2026 and beyond, as demonstrated below:

As a result of the restructuring, Azul’s new share capital amounts to R$21.8 billion, divided into 54,730,851,778,811 registered common shares (which number of common shares does not reflect the implementation of the 150,000 to 1 common share reverse share split approved by our shareholders on March 25, 2026 and expected to be implemented by April 20, 2026).

4

Fourth Quarter Results 2025

Consolidated Financial Results

The following income statement and operating data should be read in conjunction with the quarterly results comments presented below:

Income statement (R$ million)¹	4Q25	4Q24	% Δ	2025	2024	% ∆
Operating Revenue
Passenger revenue	5,340.6	5,144.3	3.8%	20,231.0	18,123.1	11.6%
Cargo revenue and other	459.2	401.2	14.5%	1,642.7	1,403.1	17.1%
Total operating revenue	5,799.9	5,545.5	4.6%	21,873.7	19,526.2	12.0%
Operating Expenses
Aircraft fuel	(1,379.4)	(1,362.7)	1.2%	(5,710.3)	(5,583.5)	2.3%
Salaries and benefits	(621.8)	(744.4)	-16.5%	(2,611.6)	(2,722.9)	-4.1%
Depreciation and amortization	(718.0)	(711.9)	0.8%	(3,013.4)	(2,564.0)	17.5%
Other rent & ACMI	(135.8)	(71.5)	89.9%	(586.6)	(268.1)	118.8%
Airport fees	(307.0)	(305.9)	0.4%	(1,257.3)	(1,074.8)	17.0%
Traffic and customer servicing	(230.4)	(235.9)	-2.3%	(956.9)	(872.5)	9.7%
Sales and marketing	(249.8)	(255.6)	-2.3%	(891.0)	(889.2)	0.2%
Maintenance and repairs	(208.4)	(228.7)	-8.8%	(781.2)	(789.2)	-1.0%
Other	(528.9)	(390.2)	35.6%	(2,424.3)	(1,254.4)	93.3%
Total Operating Expenses	(4,379.6)	(4,306.9)	1.7%	(18,232.5)	(16,018.5)	13.8%
Operating Result	1,420.3	1,238.6	14.7%	3,641.2	3,507.7	3.8%
Operating margin	24.5%	22.3%	+2.2 p.p.	16.6%	18.0%	-1.3 p.p.
EBITDA	2,138.2	1,950.5	9.6%	6,654.6	6,071.7	9.6%
EBITDA margin	36.9%	35.2%	+1.7 p.p.	30.4%	31.1%	-0.7 p.p.
Financial Result	(3,077.3)	(5,189.5)	-40.7%	(3,865.8)	(11,665.5)	-66.9%
Financial income	45.6	86.6	-47.4%	904.1	239.1	278.2%
Financial expenses²	(1,891.3)	(1,212.6)	56.0%	(8,779.2)	(4,679.2)	87.6%
Derivative financial instruments, net²	0.0	1.5	-100.0%	(20.0)	(119.3)	-83.2%
Foreign currency exchange, net	(1,231.5)	(4,065.1)	-69.7%	4,029.3	(7,106.0)	n.a.
Result Before Income Taxes	(1,657.0)	(3,950.9)	-58.1%	(224.7)	(8,157.8)	-97.2%
Income tax and social contribution	-	0.3	n.a.	(0.0)	(0.7)	-96.3%
Deferred income tax and social contribution	-	-	n.a.	-	39.5	n.a.
Net Result²	(1,657.0)	(3,950.7)	-58.1%	(224.7)	(8,119.0)	-97.2%
Net margin	-28.6%	-71.2%	+42.7 p.p.	-1.0%	-41.6%	+40.6 p.p.
Adjusted Net Result² ³	(425.5)	62.4	n.a.	(4,280.8)	(995.4)	330.0%
Adjusted net margin² ³	-7.3%	1.1%	n.a.	-19.6%	-5.1%	-14.5 p.p.

¹ Operating results were adjusted for non-recurring items totaling R$782.9 million in 4Q25. For more information see page 9.

² Excludes conversion rights related to convertible debentures and TAP Bond.

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Fourth Quarter Results 2025

Operating Data¹	4Q25	4Q24	% Δ	2025	2024	% ∆
ASK (million)	12,460	12,330	1.1%	50,908	46,292	10.0%
Domestic	9,637	9,805	-1.7%	39,174	37,177	5.4%
International	2,823	2,525	11.8%	11,734	9,115	28.7%
RPK (million)	10,597	10,383	2.1%	42,336	37,778	12.1%
Domestic	8,079	8,189	-1.3%	32,298	29,920	7.9%
International	2,517	2,195	14.7%	10,038	7,858	27.7%
Load factor (%)	85.0%	84.2%	+0.8 p.p.	83.2%	81.6%	+1.6 p.p.
Domestic	83.8%	83.5%	+0.3 p.p.	82.4%	80.5%	+2.0 p.p.
International	89.2%	86.9%	+2.3 p.p.	85.5%	86.2%	-0.7 p.p.
Average fare (R$)	671.4	629.9	6.6%	633.9	587.1	8.0%
Passengers (thousands)	7,954	8,167	-2.6%	31,914	30,871	3.4%
Block hours	137,887	147,126	-6.3%	575,448	567,774	1.4%
Aircraft utilization (hours per day)²	11.8	11.8	-0.3%	11.8	11.5	2.6%
Departures	74,177	80,704	-8.1%	310,713	322,082	-3.5%
Average stage length (km)	1,285	1,242	3.4%	1,288	1,183	8.9%
End of period operating passenger aircraft	187	181	3.3%	187	181	3.3%
Fuel consumption (thousands of liters)	351,231	352,164	-0.3%	1,427,847	1,324,982	7.8%
Fuel consumption per ASK	28.2	28.6	-1.3%	28.0	28.6	-2.0%
ASK per FTE (thousand)	849.1	803.6	5.7%	3,469.3	3,017.1	15.0%
Full-time-equivalent employees	14,674	15,343	-4.4%	14,674	15,343	-4.4%
End of period FTE per aircraft	78	85	-7.4%	78	85	-7.4%
Yield (R$ cents)	50.40	49.54	1.7%	47.79	47.97	-0.4%
RASK (R$ cents)	46.55	44.98	3.5%	42.97	42.18	1.9%
PRASK (R$ cents)	42.86	41.72	2.7%	39.74	39.15	1.5%
CASK (R$ cents)	35.15	34.93	0.6%	35.81	34.60	3.5%
CASK ex-fuel (R$ cents)	24.08	23.88	0.8%	24.60	22.54	9.1%
Fuel cost per liter (R$)	3.93	3.87	1.5%	4.00	4.21	-5.1%
Break-even load factor (%)	64.2%	65.4%	-1.2 p.p.	69.3%	66.9%	+2.4 p.p.
Average exchange rate (R$ per US$)	5.40	5.84	-7.7%	5.59	5.39	3.7%
End of period exchange rate	5.50	6.19	-11.1%	5.50	6.19	-11.1%
Inflation (IPCA/LTM)	4.26%	4.83%	-0.6 p.p.	4.26%	4.83%	-0.6 p.p.
WTI (average per barrel, US$)	58.98	75.66	-22.0%	64.21	76.99	-16.6%
Heating oil (US$ per gallon)	2.36	2.23	5.7%	2.30	2.44	-5.8%

¹ Operating results were adjusted for non-recurring items totaling R$782.9 million in 4Q25. For more information see page 9.

² Excludes Cessna aircraft and freighters.

Operating Revenue

In 4Q25, Azul’s total operating revenues increased R$254.4 million, reaching an all-time record of R$5.8 billion, 4.6% higher than 4Q24 mainly due to a healthy demand environment, robust ancillary revenues and the notable performance of our businesses units.

Cargo revenue and other totaled R$459.2 million, 14.5% higher than 4Q24, mainly due to better performance in our domestic cargo operation. In 4Q25, domestic cargo revenues increased significantly, with 24% year-over-year growth, with healthy margins.

Even with a capacity increase of 1.1%, our RASK and PRASK were at a record levels for a fourth quarter at R$46.55 cents and R$42.86 cents respectively, due to the sustainable competitive advantages of our unique business model. In 4Q25, our beyond-the-metal business units accounted for 21.0% of RASK.

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Fourth Quarter Results 2025

R$ cents¹	4Q25	4Q24	% Δ	2025	2024	% Δ
Operating revenue per ASK
Passenger revenue	42.86	41.72	2.7%	39.74	39.15	1.5%
Cargo revenue and other	3.69	3.25	13.3%	3.23	3.03	6.5%
Operating revenue (RASK)	46.55	44.98	3.5%	42.97	42.18	1.9%
Operating expenses per ASK
Aircraft fuel	(11.07)	(11.05)	0.2%	(11.22)	(12.06)	-7.0%
Salaries and benefits	(4.99)	(6.04)	-17.3%	(5.13)	(5.88)	-12.8%
Depreciation and amortization	(5.76)	(5.77)	-0.2%	(5.92)	(5.54)	6.9%
Other rent & ACMI	(1.09)	(0.58)	87.9%	(1.15)	(0.58)	99.0%
Airport fees	(2.46)	(2.48)	-0.7%	(2.47)	(2.32)	6.4%
Traffic and customer servicing	(1.85)	(1.91)	-3.3%	(1.88)	(1.88)	-0.3%
Sales and marketing	(2.00)	(2.07)	-3.3%	(1.75)	(1.92)	-8.9%
Maintenance and repairs	(1.67)	(1.85)	-9.8%	(1.53)	(1.70)	-10.0%
Other operating expenses	(4.25)	(3.16)	34.1%	(4.76)	(2.71)	75.7%
Total operating expenses (CASK)	(35.15)	(34.93)	0.6%	(35.81)	(34.60)	3.5%
Operating income per ASK (RASK-CASK)	11.40	10.05	13.5%	7.15	7.58	-5.6%

¹ Operating results were adjusted for non-recurring items totaling R$ 782.9 million in 4Q25. For more information see page 9.

Operating Expenses

In 4Q25, operating expenses totaled R$4.4 billion, 1.7% higher than 4Q24. Costs per ASK (CASK) increased 0.6% to R$35.15 cents mainly explained by a 4.3% inflation in the period, a 51.5% increase in legal claims related to irregular operations that occurred mostly in 2024, and a 11.8% increase in international capacity, which have higher rates, partially offset by a 7.7% appreciation of the Brazilian real against the US dollar and higher productivity and cost-saving initiatives.

The breakdown of our main operating expenses compared to 4Q24 is as follows:

▪	Aircraft fuel increased 1.2% to R$1,379.4 million mostly due to a 1.5% increase in fuel price per liter (excluding hedges), and a 1.1% increase in total capacity, partially offset by a reduction of 1.3% in fuel burn per ASK as a result of the growth in our next-generation fleet.
▪	Salaries and benefits reduced 16.5% or R$122.6 million compared to 4Q24, mainly driven by a 8.8% reduction in departures and higher productivity, with a decrease of 7.4% in FTEs per aircraft.
▪	Depreciation and amortization increased 0.8% or R$6.0 million, driven by the increase in the size of our E2 fleet compared to 4Q24 as a result of our fleet transformation process.
▪	Other rent & ACMI increased R$64.3 million compared to 4Q24, mainly impacted by the start of our ACMI partnership in December 2024 which was implemented to offset the temporary reduction in our international capacity.
▪	Airport fees increased 0.4% or R$1.1 million driven by the 11.8% increase in international capacity, which have higher rates denominated in foreign currency.
▪	Traffic and customer servicing reduced 2.3% or R$5.5 million, primarily due to the optimization of our onboard services. On a per-ASK basis, traffic and customer servicing reduced 3.3%.
▪	Sales and marketing reduced 2.3% or R$5.8 million, mostly driven by the shift to a lower capacity growth strategy. On a per-ASK basis, sales and marketing decreased 3.3%.
▪	Maintenance and repairs reduced 8.8% compared to 4Q24, mainly due to the lower maintenance events related to rejected aircraft, in addition to savings from insourcing of maintenance events and renegotiations with suppliers and the 7.7% appreciation of the Brazilian real against the US dollar. Maintenance and repairs per ASK decreased 9.8%.
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Fourth Quarter Results 2025

▪	Other increased R$138.7 million, mainly due to a 51.5% increase in legal claims related to irregular operations occurred mostly in 2024, and a 4.3% annual inflation.

Non-Operating Results

Net financial results (R$ million)¹	4Q25	4Q24	% Δ	2025	2024	% ∆
Net financial expenses	(1,845.7)	(1,126.0)	63.9%	(7,875.1)	(4,440.2)	77.4%
Derivative financial instruments, net	0.0	1.5	-100.0%	(20.0)	(119.3)	-83.2%
Foreign currency exchange, net	(1,231.5)	(4,065.1)	-69.7%	4,029.3	(7,106.0)	n.a.
Net financial results	(3,077.3)	(5,189.5)	-40.7%	(3,865.8)	(11,665.5)	-66.9%

¹ Excludes the conversion right related to the convertible debentures and TAP Bond.

Net financial expenses were R$1,845.7 million in the quarter, mainly due to a R$643.5 million in interest on loans and financing accrued in 4Q25, and R$626.6 million in accrued interest related to leases recognized as financial expense as determined by IFRS16 rules.

Derivative financial instruments, net were almost zero in 4Q25. As of December 31, 2025, Azul had hedged approximately 3% of its expected fuel consumption for the next twelve months by using forward contracts, options, and pre-determined pricing agreements with our fuel suppliers.

Foreign currency exchange, net registered a net loss of R$1,231.5 million in 4Q25 due to the 3.5% end of period depreciation of the Brazilian real against the US dollar versus 3Q25, resulting in a decrease in lease liabilities and loans denominated in foreign currency.

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Fourth Quarter Results 2025

Non-Recurring Items Reconciliation

The operating results presented in this release include items that we deem non-recurring and that should not be considered when making comparisons to prior or future periods.

In 4Q25, our operating results were adjusted for non-recurring items totaling R$782.9 million mainly related to:

▪	Passenger revenue: R$233.3 million impact mainly driven by a prospective update of point-redemption estimates due to changes in customer behavior aligned with our business strategy in accordance with IFRS 15.
▪	Salaries and benefits: R$12.2 million due to payroll expenses related to the restructuring process.
▪	Other rent and ACMI: R$75.8 million in spare engine costs due to OEM contract suspension as part of our restructuring process.
▪	Airport fees: R$0.2 million due to parking fees for rejected aircraft.
▪	Sales and marketing: R$24.5 million write-off recognized during the restructuring process.
▪	Maintenance and repairs: R$23.5 million maintenance costs related to aircraft rejected.
▪	Other: R$1,152 million in net gains primarily associated with the R$1,725 million gain on the write-off of liabilities based on the best expectations and information available related to the agreement with the Unsecured Creditors' Committee, and a R$719.0 million gain related to lease modifications due to rejected aircraft and new lease terms, which were partially offset by R$1,292 million restructuring advisor fees and other costs related to the restructuring process.

The table below provides a reconciliation of our reported amounts to the adjusted amounts excluding non-recurrent items:

4Q25 Non-recurring Adjustments	As recorded	Adjustments	Adjusted
Operating Revenue
Passenger revenue	5,107.3	233.3	5,340.6
Cargo revenue and other	459.2	-	459.2
Total operating revenue	5,566.6	233.3	5,799.9
Operating Expenses
Aircraft fuel	1,379.4	-	1,379.4
Salaries and benefits	634.0	(12.2)	621.8
Depreciation and amortization	718.0	-	718.0
Other rent & ACMI	211.6	(75.8)	135.8
Airport fees	307.2	(0.2)	307.0
Traffic and customer servicing	230.4	-	230.4
Sales and marketing	274.2	(24.5)	249.8
Maintenance and repairs	231.9	(23.5)	208.4
Other	(623.4)	1,152.3	528.9
Total Operating Expenses	3,363.4	1,016.2	4,379.6
Operating Result	2,203.2	(782.9)	1,420.3
Operating margin	39.6%	-15.1 p.p.	24.5%
EBITDA	2,921.2	(782.9)	2,138.2
EBITDA margin	52.5%	-15.6 p.p.	36.9%

9

Fourth Quarter Results 2025

EBITDA and Cash Flow Managerial View Reconciliation

The reconciliation below provides a bridge between our IFRS-reported figures and the Company’s Managerial View, which Azul believes provides improved investor visibility into the economics of the business.

	IFRS	Reclassifications			Non-Recurring		Managerial View
4Q25 EBITDA and cash reconciliations¹ (R$ million)		Advances	Leases	Capex	EBITDA	Non-EBITDA
EBITDA	2,921.2	-	-	-	(782.9)	-	2,138.2
Non-Cash EBITDA items²	(2,772.8)	-	-	-	2,493.3	-	(279.6)
Non-EBITDA Cash items³	7.0	-	-	-	-	-	7.0
Change in working capital	286.1	291.2	78.0	291.2	(1,414.0)	156.1	(311.5)
Capex	(264.1)	-	-	(301.3)	-	86.0	(479.4)
Recurring FCF (ex. Rent)	177.3	291.2	78.0	(10.1)	296.3	242.1	1,074.8
Rent	(707.7)	-	(233.8)	-	-	25.9	(915.6)
Recurring FCF	(530.3)	291.2	(155.8)	(10.1)	296.3	267.9	159.2
Interest Paid, Net	(215.6)	49.5	74.1	23.8	-	-	(68.1)
Recurring Levered FCF	(745.9)	340.7	(81.7)	13.7	296.3	267.9	91.2
Non-recurring items	-	-	-	-	(296.3)	(267.9)	(564.2)
Advanceable credit card receivables	-	(340.7)	-	-	-	-	(340.7)
Levered FCF	(745.9)	-	(81.7)	13.7	-	-	(813.8)
Growth capex	-	-	-	(46.2)	-	-	(46.2)
Debt repayment	(113.1)	-	81.7	32.2	-	-	0.8
Short-term investments	-	-	-	0.3	-	-	0.3
Capital raises	1,189.6	-	-	-	-	-	1,189.6
FX impact on Cash	8.4	-	-	-	-	-	8.4
Change in Cash	339.1	-	-	-	-	-	339.1
Cash at Beginning of the Period	652.6	-	-	-	-	-	652.6
Ending Cash Balance	991.6	-	-	-	-	-	991.6
Credit card receivable	1,976.0	-	-	-	-	-	1,976.0
Other accounts receivable	746.7	-	-	-	-	-	746.7
Short-term investments (ex. TAP bonds)	26.3	-	-	-	-	-	26.3
Available Liquidity	3,740.7	-	-	-	-	-	3,740.7

¹ Managerial View reclassifications set forth above represent presentation-only changes within income statement and cash flow statement line items and do not affect Azul’s financial statements prepared in accordance with IFRS. The Managerial View is presented with the objective of facilitating the understanding of the underlying operations in relation to the reclassifications presented above. Azul’s IFRS consolidated financial statements remain the sole basis for statutory reporting. The Managerial View line items are derived exclusively from Azul’s IFRS consolidated financial statements and are constructed through a defined set of operational reclassifications.

² Non-cash EBITDA items include R$3.6 billion non-cash write-off of lease liability and associated provisions related to lease rejections and other negotiations, partially offset by (i) R$842.1 million related to other provisions and (ii) R$0.66 million in stock-based compensation.

³ Non-EBITDA cash items include other costs of financial transactions, partially offset by foreign exchange gains realized in the quarter.

Reclassifications

▪  Advances: managerial view separates out advances in credit card receivables from normal-course changes in accounts receivable for improved investor visibility.

▪	Leases: managerial view incorporates the interest component of both operating and finance lease payments as well as the principal component of finance lease payments, in addition to any security deposits paid in the quarter.
▪	Capex: managerial view moves capex items recognized in financing activities (financed capex) and in working capital (such as maintenance reserves and pre-payments to suppliers) into the capex line.

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Fourth Quarter Results 2025

Non-recurring items impacting EBITDA in the period totaled R$ 782.9 million. Of this amount, R$296.3 million was paid in the period and is related to advisors’ fees in connection with our Chapter 11 proceedings, and R$1,414 million was adjusted against working capital. Please see page 9 for detailed information on each non-recurring item adjusting EBITDA in the period.

Non-recurring items that do not impact EBITDA in the period totaled R$267.9 million:

▪	Change in Working Capital in Managerial View was adjusted by R$156.1 million in 4Q25, mainly due to the following adjustments:
o	Deferred Airport & Landing Fees: Azul paid R$67.8 million in 4Q25 related to out-of-period amounts that were negotiated to be rolled over and paid in this quarter.
o	Tax Transaction: Azul paid R$2.4 million in the quarter related to a government tax settlement.
o	Others: Azul paid R$85.7 million in the quarter for other suppliers from previous periods that were negotiated to be paid this quarter.
▪	Capex: Azul paid R$86.0 million of deferred capitalized maintenance in 4Q25 for services that were completed in prior periods and were negotiated to be postponed.
▪	Leases: Azul made R$25.9 million in deferred rent payments during 4Q25, related to prior forbearance agreements with lessors, finalized once both parties completed the restructuring of the Company’s lease terms.

Liquidity and Financing

Azul ended the fourth quarter with Immediate Liquidity of R$3.7 billion, representing 17.1% of our LTM revenues. In October, Azul accessed US$221 million as the last tranche of its US$1.6 billion DIP financing.

Accounts receivable rose 53.4%, or R$947.4 million, compared to December 31, 2024, driven mainly by a deliberate strategic decision to not advance the totality of available credit card receivables. In Brazil, these receivables are predominantly tied to tickets already flown, eliminating cardholder credit risk and allowing for immediate access to funds without holdbacks. This structure provides Azul with significant liquidity flexibility, as receivables can be advanced at minimal cost when needed.

As of December 31, 2025, the Company had credit card receivables of R$1,976 million (R$740.6 million at December 31, 2024). In 4Q25, Azul advanced R$2,336 million in face value of credit card receivables (R$2,539 million for 4Q24), which were derecognized from the accounts receivable on the balance sheet and incurred interest costs of R$49.5 million under financial expenses (R$83.4 million for 4Q24), representing an average cost of 1.3% per month on the advanced amount. The year-over-year decrease in advanced credit card receivables was driven by the Company’s strategic decision to reduce advancing receivables under the 2025 business plan.

Liquidity (R$ million)	4Q25	3Q25	% Δ	4Q24	% Δ
Cash and cash equivalents	991.6	652.6	52.0%	1,210.0	-18.0%
Short-term investments	26.3	143.3	-81.7%	71.9	-63.4%
Accounts receivable	2,722.7	2,647.6	2.8%	1,775.4	53.4%
Immediate liquidity	3,740.7	3,443.5	8.6%	3,057.3	22.4%
Cash as % of LTM revenue	17.1%	15.9%	+1.2 p.p.	15.7%	+1.4 p.p.

Compared to 3Q25, gross debt reduced R$1,544.6 million to R$35,770.7 million, mostly due to the roughly R$4.3 billion reduction on lease liabilities and other aircraft-related items as a result of the successful

11

Fourth Quarter Results 2025

implementation of the restructuring plan, partially offset by the R$2.7 billion increase on loans and financing due to the last DIP tranche accessed in the quarter, the interest accrued and not paid in the period and the 3.5% end of period depreciation of the Brazilian real against the US dollar, which increased our dollar-denominated lease liabilities and loans.

Excluding lease liabilities that were extinguished and loans and financing that were equitized in 1Q26, our gross debt would have been around R$21 billion.

Loans and financing (R$ million)¹	4Q25	3Q25	% Δ	4Q24	% Δ
Lease liabilities	11,824.6	15,645.1	-24.4%	16,627.8	-28.9%
Lease notes	178.9	730.9	-75.5%	1,357.0	-86.8%
Finance lease liabilities	707.6	613.3	15.4%	710.9	-0.5%
Other aircraft loans and financing	877.9	984.6	-10.8%	994.1	-11.7%
Loans and financing	22,181.7	19,341.4	14.7%	13,987.3	58.6%
% of non-aircraft debt in local currency	6%	7%	-0.4 p.p.	10%	-4.1 p.p.
% of total debt in local currency	2%	3%	-0.2 p.p.	4%	-1.9 p.p.
Gross debt	35,770.7	37,315.2	-4.1%	33,677.1	6.2%

¹ Considers the effect of hedges on debt. Excludes convertible debentures, and OEM notes.

The table below presents additional information related to our loans and financing payments in 4Q25:

Loans and financing payments (R$ million)	4Q25	3Q25	% Δ	4Q24	% Δ
Loans and financing repayments	113.1	46.5	143.5%	576.0	-80.4%
Interest on loans and financing	47.7	32.4	47.2%	65.6	-27.3%
Total loans and financing payments	160.9	78.9	103.9%	641.6	-74.9%

The table below presents additional information related to our interest payments in 4Q25 according to IFRS:

Interest payments (R$ million)	4Q25	3Q25	% Δ	4Q24	% Δ
Interest on loans and financing	47.7	32.4	47.2%	65.6	-27.3%
Interest on leases	70.1	86.0	-18.5%	103.7	-32.4%
Interest on leases - notes and equity	0.0	(0.0)	n.a.	4.1	-100.0%
Interest on convertible instruments	2.7	-	n.a.	-	n.a.
Interest on factoring credit card receivables	49.5	57.8	-14.4%	83.4	-40.6%
Other interest	45.5	2.6	1673.9%	19.4	134.8%
Total interest payments	215.6	178.8	20.5%	276.2	-22.0%

Managerial View reclassifies interest expense associated with advancing credit card receivables, operating leases and aircraft financing, as well as interest on engine facilities to “Advances in Credit Card Receivables”. “Rent” and “Capex”, respectively. Managerial interest totaled R$68.1 million in the quarter, as demonstrated below:

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Fourth Quarter Results 2025

Interest payments (R$ million)	IFRS	Reclassifications			Managerial View
		Advances	Leases	Capex
Interest on loans and financing	47.7	-	(4.0)	(23.8)	19.9
Interest on leases	70.1	-	(70.1)	-	-
Interest on convertible instruments	2.7	-	-	-	2.7
Interest on factoring credit card receivables	49.5	(49.5)	-	-	-
Other interest	45.5	-	-	-	45.5
Total interest payments	215.6	(49.5)	(74.1)	(23.8)	68.1

As of December 31, 2025, Azul’s average debt maturity excluding lease liabilities and convertible debentures was 1.6 years, with an average interest rate of 13.4%. Average interest rate on local and dollar-denominated obligations were equivalent to CDI + 4% and 13.2% respectively. As of February 28, 2026 Azul’s average debt maturity was 4.7 years, with an average interest rate of 8.9%.

Azul’s leverage ratio measured as net debt to LTM EBITDA was 4.8x. This leverage does not consider the conversion of the 1L and 2Ls into equity as part of the Chapter 11 plan, in addition to the DIP repayment by the sources of the exit financing which reduced our leverage to less than 2.5x at emergence in February 2026.

Key financial ratios (R$ million)	4Q25	3Q25	% Δ	4Q24	% Δ
Cash¹	3,740.7	4,413.1	-15.2%	4,097.7	-8.7%
Gross debt²	35,770.7	37,315.2	-4.1%	33,677.1	6.2%
Net debt	32,030.0	32,902.2	-2.7%	29,579.4	8.3%
Net debt / EBITDA (LTM)	4.8x	5.1x	-0.3x	4.9x	-0.1x

¹ Includes cash, cash equivalents, receivables, short and long-term investments.

² Excludes convertible debentures and OEM notes.

Fleet

As of December 31, 2025, Azul had a passenger operating fleet of 187 aircraft with an average aircraft age of 7.2 years excluding Cessna aircraft.

Passenger Operating Fleet	4Q25	3Q25	% Δ	4Q24	% Δ
Airbus widebody	12	12	-	12	-
Airbus narrowbody	57	57	-	56	1.8%
Embraer E2	44	37	18.9%	28	57.1%
Embraer E1	20	25	-20.0%	29	-31.0%
ATR	31	31	-	32	-3.1%
Cessna	23	23	-	24	-4.2%
Total passenger operating fleet	187	185	1.1%	181	3.3%

The table below presents additional information related to our Managerial view of rent payments in 4Q25:

Rent (R$ million)	IFRS	Reclassifications	Non-Recurring	Managerial View
		Leases	Out of Period
Rent	707.7	-	(25.9)	681.8
Interest on leases	-	70.1	-	70.1
Interest on loans and financing	-	4.0	-	4.0
Debt repayment	-	81.7	-	81.7
Security deposits	-	78.0	-	78.0
Total rent payments	707.7	233.8	(25.9)	915.6

13

Fourth Quarter Results 2025

Reclassifications: Under IFRS 16, only principal payments for operating leases are classified as “Leases” under cash flow from financing activities. Managerial View incorporates the interest component of operating and financing leases of R$74.1 million, finance lease payments of R$81.7 million captured in debt repayments, as well as security deposits of R$78.0 million captured under change in working capital under IFRS.

Non-Recurring: After filing for Chapter 11 in May 2025, Azul suspended payment on certain leases until restructuring terms were finalized. During the process, Azul reached agreements with lessors and paid previously suspended rent. Managerial View removes the impact of out-of-period cash rent payments made which totaled R$25.9 million in the quarter.

Capex

Capital expenditures as presented in our cash flows from investing activities excluding short-term investment and net of sale and leaseback totaled R$264.4 million in 4Q25, mostly due to the capitalization of engine overhauls and the acquisition of spare parts in the quarter. This does not include prepayments and maintenance reserves.

Capex (R$ million)	4Q25	4Q24	% Δ	2025	2024	% Δ
Aircraft and maintenance and checks	306.0	347.2	-11.9%	504.0	895.8	-43.7%
Intangible assets	113.5	114.8	-1.1%	188.4	234.9	-19.8%
Pre-delivery payments	-	8.0	n.a.	-	284.8	n.a.
Other	9.4	24.6	-61.6%	55.5	78.2	-29.0%
Capex	429.0	494.6	-13.3%	747.9	1,493.8	-49.9%
Sale and leaseback	-164.6	-6.7	2368.2%	-195.3	-29.3	565.5%
Net capex	264.4	487.9	-45.8%	552.6	1,464.4	-62.3%

4Q25 Managerial capex totaled R$479.4 million, driven by the reclassification of a R$291.2 million related to prepayments and maintenance reserves that according to IFRS were recognized as change in working capital, and the engine financed amounts which impacted debt repayment and interest in the amount of R$56.1 million. Managerial capex was reduced by R$46.2 million related to redelivery and pre-delivery payments reflected as growth capex and R$86.0 million related to payments made in the quarter related to prior period, as demonstrated below:

Capex (R$ million)	IFRS	Reclassifications	Non-Recurring	Managerial View
		Capex	Out of Period
Capex	264.1	0.3	(86.0)	178.3
Pre-payments	-	193.2	-	193.2
Interest on loans and financing	-	23.8	-	23.8
Debt repayment	-	32.2	-	32.2
Maintenance reserve	-	98.0	-	98.0
Growth capex transfer	-	(46.2)	-	(46.2)
Total capex payments	264.1	301.3	(86.0)	479.4
Total growth capex	-	46.2	-	46.2

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Fourth Quarter Results 2025

Reclassifications: Certain items Azul views as capex are recognized in working capital, interest and financing activities under IFRS. Managerial View demonstrates these items as capex. In 4Q25, these items included:

•	R$193.2 million prepaid maintenance payments reclassified from change in other assets and change in accounts payable to capex
•	R$23.8 million related to interest on engine maintenance financing reclassified from interest paid to capex
•	R$32.2 million related to engine maintenance financing line repayments reclassified from debt repayments to capex
•	R$98.0 million maintenance reserves payments reclassified from change in other assets and change in accounts payable to capex
•	R$46.2 million related to pre-delivery payments and redelivery payments reclassified from capex to growth capex

Non-Recurring: Prior to filing for Chapter 11 in May 2025, Azul had deferred payment on prior aircraft and engine maintenance. In 4Q25, Azul paid R$86.0 million in previously deferred capex which was reclassified under Managerial View.

Environmental, Social and Governance (“ESG”) Responsibility

The table below presents Azul’s key ESG information according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry:

ESG Key Indicators	4Q25	3Q25	% Δ
Environmental
Fuel
Total fuel consumed per ASK (GJ / ASK)	1,059	1,050	0.9%
Total fuel consumed (GJ x 1000)	13,194	13,458	-2.0%
Fleet
Average age of operating fleet¹ (years)	7.2	7.3	24.3%
Social
Labor Relations
Employee gender: male (%)	58.7%	59.0%	-0.3 p.p.
Employee gender: female (%)	41.3%	41.0%	0.3 p.p.
Employee monthly turnover (%)	0.8%	0.9%	-0.1 p.p.
Employee covered under collective bargaining agreements (%)	100%	100%	-
Volunteers (#)	7,153	7,445	-3.9%
Governance
Management
Independent directors (%)	89%	89%	-
Percent of Board members that are women (%)	22%	22%	-
Board of Directors' average age (years)	54	54	-
Director meeting attendance (%)	100%	100%	-
Board size (#)	9	9	-
Participation of women in leadership positions (%)	39%	37%	2 p.p.

¹ Excludes Cessna aircraft.

15

Fourth Quarter Results 2025

Conference Call:

Friday, March 27, 2026

10:00 a.m. (EDT) | 11:00 a.m. (Brasília time)

USA: +1 360 209 5623 or +1 386 347 5053

Brazil: +55 11 4632 2236 or +55 11 4632 2237

Code: 851 5032 8465

Webcast: 4Q25 Earnings Call

About Azul

Azul S.A. (B3: AZUL53; OTC: AZLUY), Brazil’s largest airline in number of cities served, offers more than 800 daily flights to 137 destinations. With an operating fleet of approximately 180 aircraft and more than 14,000 crew members, the Company operates a network of 250 nonstop routes. In 2020, it was named the world’s best airline by TripAdvisor, the first time a Brazilian airline achieved the top position in the Traveler’s Choice Awards.For more information visit ri.voeazul.com.br/en/.

Contact:

Investor Relations	Media Relations
Tel: +55 11 4831 2880	Tel: +55 11 4831 1245
invest@voeazul.com.br	imprensa@voeazul.com.br

16

Fourth Quarter Results 2025

Balance Sheet – IFRS

(R$ million)	December 31, 2025	September 30, 2025	December 31, 2024
Assets	23,637.9	27,626.2	26,274.9
Current assets	6,303.5	7,298.8	5,658.0
Cash and cash equivalents	991.6	652.6	1,210.0
Short-term investments	26.3	1,112.9	71.9
Accounts receivable	2,722.7	2,647.6	1,775.4
Inventories	972.5	1,022.2	943.6
Security deposits and maintenance reserves	502.1	414.0	328.9
Taxes recoverable	208.4	241.0	204.0
Prepaid expenses	371.6	327.5	274.3
Other current assets	508.3	880.9	850.1
Non-current assets	17,334.4	20,327.4	20,616.9
Long-term investments	-	-	1,040.5
Security deposits and maintenance reserves	2,377.6	3,968.4	3,063.8
Derivative financial instruments	-	-	-
Other non-current assets	523.4	651.9	447.8
Right of use – leased aircraft and other assets	8,389.1	9,505.0	10,175.6
Right of use – maintenance of leased aircraft	1,735.9	1,778.0	1,295.1
Property and equipment	2,772.3	2,877.9	3,034.6
Intangible assets	1,536.0	1,546.3	1,559.6
Liabilities and equity	23,637.9	27,626.2	26,274.9
Current liabilities	29,473.2	26,828.3	21,342.3
Loans and financing	13,783.3	11,291.8	2,207.2
Convertible instruments	89.0	54.4	124.3
Leases	3,353.5	3,965.4	4,928.2
Lease notes	-	62.9	144.7
Lease equity	-	-	1,241.3
Accounts payable	3,915.6	3,477.6	4,134.8
Factoring	-	-	-
Air traffic liability	6,240.7	6,006.9	6,326.1
Salaries and benefits	533.7	610.2	508.4
Insurance payable	15.6	14.8	12.5
Taxes payable	144.0	105.6	125.1
Derivative financial instruments	-	-	65.4
Provisions	374.1	405.2	670.7
Airport fees	899.6	711.5	584.7
Other	124.0	122.0	268.9
Non-current liabilities	23,202.8	28,204.6	35,367.9
Loans and financing	9,276.3	9,034.1	12,774.2
Convertible instruments	308.4	495.9	1,058.0
Leases	9,178.7	12,293.0	12,410.5
Lease notes	178.9	668.0	1,212.3
Lease equity	-	-	1,441.8
Accounts payable	948.5	1,534.8	1,162.4
Provision	1,400.5	2,468.2	3,508.3
Airport fees	711.0	733.9	792.7
Other non-current liabilities	1,200.4	976.7	1,007.6
Equity	(29,038.1)	(27,406.7)	(30,435.3)
Issued capital	7,060.8	7,060.8	2,315.6
Capital reserve	(1,408.7)	(1,407.0)	2,066.0
Treasury shares	(1.4)	(3.1)	(4.3)
Accumulated other comprehensive result	4.9	5.9	5.9
Accumulated losses	(34,693.6)	(33,063.3)	(34,818.5)

17

Fourth Quarter Results 2025

Cash Flow Statement – IFRS

(R$ million)	4Q25	4Q24	% Δ	2025	2024	% Δ
Cash flows from operating activities
Net profit (loss) for the period	(1,630.3)	(4,412.6)	-63.1%	124.9	(9,151.4)	n.a.
Total non-cash adjustments
Depreciation and amortization	718.0	711.9	0.8%	3,013.4	2,564.0	17.5%
Unrealized derivatives	(263.2)	(264.4)	-0.5%	(986.5)	(317.7)	210.5%
Exchange gain and (losses) in foreign currency	1,259.9	4,443.9	-71.6%	(4,178.8)	7,736.0	n.a.
Financial income and expenses, net	2,843.8	1,324.1	114.8%	9,055.6	5,018.4	80.4%
Provisions	842.1	(284.3)	n.a.	1,035.7	(399.0)	n.a.
Result from modification of lease and provision	(1,544.0)	(108.3)	1325.8%	(2,830.4)	(221.4)	1178.4%
Other	(2,071.0)	22.0	n.a.	(2,091.3)	(943.5)	121.7%
Changes in operating assets and liabilities
Trade and other receivables	(241.7)	(423.4)	-42.9%	(1,160.1)	(292.0)	297.2%
Security deposits and maintenance reserves	114.7	(168.9)	n.a.	(292.8)	(455.2)	-35.7%
Other assets	206.0	(344.6)	n.a.	(451.8)	(755.5)	-40.2%
Derivatives	-	(50.5)	n.a.	(46.8)	(101.8)	-54.0%
Accounts payable	(214.1)	232.0	n.a.	(799.4)	919.0	n.a.
Salaries and benefits	59.2	(18.3)	n.a.	244.3	128.6	90.0%
Air traffic liability	69.9	653.1	-89.3%	8.1	1,409.9	-99.4%
Provisions	(134.6)	(114.2)	17.8%	(605.1)	(423.1)	43.0%
Other liabilities	426.6	57.1	647.3%	215.2	145.0	48.5%
Interest paid	(215.6)	(276.2)	-22.0%	(1,486.7)	(2,073.1)	-28.3%
Interest on loans and financing	(47.7)	(65.6)	-27.3%	(517.2)	(1,027.8)	-49.7%
Interest on leases	(70.1)	(103.7)	-32.4%	(351.2)	(506.3)	-30.6%
Interest on leases - notes and equity	(0.0)	(4.1)	-100.0%	(61.3)	(37.5)	63.6%
Interest on convertible instruments	(2.7)	-	n.a.	(177.9)	(76.4)	132.9%
Interest on factoring credit card receivables	(49.5)	(83.4)	-40.6%	(327.9)	(327.8)	0.0%
Other interest	(45.5)	(19.4)	134.8%	(51.2)	(97.4)	-47.4%
Net cash generated (used) by operating activities	225.9	978.3	-76.9%	(1,232.5)	2,787.0	n.a.

Cash flows from investing activities
Short-term investment	0.3	4.8	-94.5%	(22.1)	(101.2)	-78.2%
Cash received on sale of property and equipment	(0.0)	-	n.a.	7.3	-	n.a.
Sales and leaseback	164.6	6.7	2368.2%	195.3	29.3	565.5%
Acquisition of subsidiary, net of cash acquired	(0.0)	-	n.a.	(5.9)	-	n.a.
Acquisition of intangible	(113.5)	(114.8)	-1.1%	(188.4)	(234.9)	-19.8%
Acquisition of property and equipment	(315.5)	(379.8)	-16.9%	(559.6)	(1,258.8)	-55.6%
Net cash generated (used) in investing activities	(264.1)	(483.1)	-45.3%	(573.4)	(1,565.7)	-63.4%

Cash flows from financing activities
Loans and financing
Proceeds	1,189.6	910.1	30.7%	7,423.2	3,210.0	131.3%
Repayment	(113.1)	(633.7)	-82.1%	(2,668.1)	(1,828.1)	46.0%
Lease repayment	(707.7)	(602.5)	17.5%	(3,054.3)	(2,803.2)	9.0%
Factoring	-	(48.7)	n.a.	-	(496.3)	n.a.
Cost of issuing shares	(0.0)	-	n.a.	(43.1)	-	n.a.
Capital increase	(0.0)	-	n.a.	51.2	0.0	n.a.
Treasury shares	(0.0)	-	n.a.	(0.0)	(2.6)	-99.8%
Net cash generated (used) in financing activities	368.8	(374.8)	n.a.	1,708.9	(1,920.1)	n.a.

Exchange gain (loss) on cash and cash equivalents	8.4	7.5	13.3%	(121.4)	11.4	n.a.

Net decrease in cash and cash equivalents	339.1	127.9	165.2%	(218.4)	(687.3)	-68.2%

Cash and cash equivalents at the beginning of the period	652.6	1,082.2	-39.7%	1,210.0	1,897.3	-36.2%

Cash and cash equivalents at the end of the period	991.6	1,210.0	-18.0%	991.6	1,210.0	-18.0%

18

Fourth Quarter Results 2025

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of scheduled flights that were executed.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDA

Earnings before interest, taxes, depreciation, and amortization. Adjusted EBITDA excludes non-recurring items.

FTE (Full-Time Equivalent)

Equivalent number of employees assuming all work full-time.

Immediate Liquidity

Cash, cash equivalents, short-term investments, and receivables.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

LTM

Last twelve months ended on the last day of the quarter presented.

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer.

19

Fourth Quarter Results 2025

This earnings release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects, and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this earnings release because of new information, future events, or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this earnings release, we present EBITDA and EBITDA margin, which are non-IFRS performance measures and are not financial performance measures determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 27, 2026

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer